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                                                                  EXHIBIT 99.1

[CENTURY NEWS LETTERHEAD]

                 CENTURY ALUMINUIM TO DOUBLE RAVENSWOOD UNIT'S
                HEAT-TREATED PLATE CAPACITY; $28-MILLION PROJECT
                  TO CREATE 40 NEW JOBS AT WEST VIRGINIA PLANT

     Pacific Grove, CA, November 7, 1996 -- Moving to gain a greater share of the fast-growing world market for aluminum plate used to build commercial aircraft, Century Aluminum (NASDQ; CENX) will invest approximately $28 million in a project that will double heat-treated plate production capacity at its Ravenswood (WV) Operations. The project will create 40 new jobs at the plant.

     Work on the expansion will start immeadiately and be completed in phases with the first startup beginning in the third quarter of 1998.

     The project involves new or modernized equipment to pre-heat, heat-treat, age, stretch and handle aluminum plate up to 120-feet (37 meters) long, 12-feet (3.7 meters) wide and up to 9-inches (23 centimeters) thick.

     Century described the project as one of the largest investments to be made in the past 20 years at the 40-year old integrated aluminum plant.

     Announcing the plan, Gerald A. Meyers, President and Cheif Operating Officer of Century, said, "This project builds on Ravenswood's reputation as one of the best heavy-guage plate mills in the world. The capacity additions and quality features included in our plans will continue and enhance Ravenswood's position as a world-class supplier to the world aerospace market."

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     Heat-treated plate is a technically challenging form of aluminium to produce - requiring powerful rolling mills and stretching equipment, critical temperature controls, precision machining equipment and rigorous inspection processes, Meyers explained, "Having more capacity to produce such a high value-added product is part of our strategy for improving Ravenswood's financial performance by leveraging its special manufacturing capabilities," he said.

     "The timing of the expansion coincides with surging growth in world markets for plate, especially aerospace. Our studies indicate that demand for heat-treated aluminum plate in all markets will grow nearly 30 percent by 2000," Meyers reported.

     He added that the projection is based on forecasts that air travel will grow five percent a year over the coming 20 years and the airlines will require approximately 15,900 new jet aircraft to meet travel demand during that period, or an average of 795 aircraft a year. By comparison, an estimated 510 commercial jet aircraft will be built in 1996.

     "In addition to aerospace, we expect to see more heat-treated plate used to manufacuture machine tools and molds for making plastics parts, and to replace high-cost forged aluminum parts in some applications," Meyer said.

     Ravenswood Aluminum, a wholly owned subsidiary of Century Aluminum, operates an aluminum reduction plant and sheet- and plate-rolling facility on the Ohio River at Ravenswood, WV, some 50 miles north of Charleston. Century also owns a 27 percent share in an aluminum smelter at Mt. Holly, SC. Century is based in Pacific Grove, CA.

     Editorial contact: A. T. Posti - 408/657-1288





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